UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of December

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                           11 December 2006

                                BioProgress plc

          Strategic Partnership with Uluru on novel Oradisc™ product

London, UK, 11 December 2006: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, today announces that it has agreed a new strategic partnership agreement with Uluru
Inc, for the treatment of mouth ulcers using Uluru's Oradisc™ technology, in the European, CIS and Middle Eastern markets.

The product agreement is in addition to the current anti-emetic product already in development between the two parties.

The product fits within BioProgress' strategy of patient supportive care, especially painful conditions of the mouth, particularly those seen in patients undergoing oncology treatment. The product is expected to be available both as a prescription medicine and as an over the counter medicine. BioProgress will be marketing the product within the European, CIS and Middle East regions. Market approval will be applied for during H2 2007. The current market in the UK alone is estimated at £28.8m (IRI/PAGB 2005).  Based upon similar product launches
BioProgress expects penetration rates in core EU, CIS and Middle Eastern markets to reach 12% within the first 3 years of launch.

This product partnership is part of the BioProgress' continued strategy to develop and market niche value added products and complementary technologies in the oral drug delivery market.

The Company anticipates further news flow relating to to its pharmaceutical oral dosing enabling technologies in the near future.

Steve Martin, Chief Development Officer, BioProgress, said:

"BioProgress is pleased to be working with Uluru on its second project with the continuation of building its product portfolio in the area of patient support care. This will be the second product in the battle of fighting painful oral conditions, often as a result of oncology treatment.

The development of a long acting oral analgesic buccal patch is complimentary to
BioProgress' own instant release Soluleaves™ formulation. It is the aim of
BioProgress to have a range of products that will be made available to the clinician providing patients with a wider choice of treatment options."

Richard Trevillion, Chief Executive Officer, BioProgress, added:

"Uluru's patented Oradisc™ product fits well with our established franchise of supportive care particularly in pain management and utilises a common film technology. The product is novel, patented and it compliments our existing range by building upon a successful and growing EU portfolio of products. We expect revenues to commence in H2 2007."

For further information:

BioProgress Plc                                            + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                                    + 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

ULURU Inc. is an emerging specialty pharmaceutical company focused on the development of a portfolio of wound management, plastic surgery and oral care products to provide patients and consumers improved clinical outcomes through controlled delivery utilizing its innovative transmucosal delivery system and
Hydrogel Nanoparticle Aggregate technology.

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company"s filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: December 11, 2006